Exhibit 21

CONNECTICUT WATER SERVICE, INC.

SUBSIDIARIES

Following is a list of the subsidiaries of Connecticut Water Service, Inc., as of December 31, 2012, each of which, unless otherwise indicated, is wholly owned by the company either directly or through another subsidiary.

Name	State of Incorporation
Registrant:
Connecticut Water Service, Inc.	Connecticut
Subsidiaries:
The Connecticut Water Company	Connecticut
Chester Realty, Inc.	Connecticut
New England Water Utility Services, Inc.	Connecticut
The Barnstable Holding Company	Connecticut
The Maine Water Company	Maine
The Biddeford and Saco Water Company	Maine